

03025832

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K



SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
155
SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from N/A to ______

Commission File Number 1-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

Form 11-K Annual Report

For the full fiscal year ended December 31, 2001, the title of the plan was J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan. Effective January 27, 2002, the title of the plan was changed to J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

As disclosed in J. C. Penney Company, Inc.'s 2001 Form 10-K, effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly-owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP, nor does it have any independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number of and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of J. C. Penney Company, Inc. remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt is full and unconditional.



J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents



717 North Harwood Street
Suite 3100
Dallas, TX 75201-6585

Independent Auditors' Report

J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's "Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974." These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 28, 2003



J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Cash	$ —	$ 1,060,776
Investments, at fair value (notes 2, 3, and 4):		
Plan interest in J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan Trust Agreement	2,885,395,303	—
J. C. Penney Company, Inc. Common Stock – 36,496,695 shares in 2001	—	981,761,096
J. C. Penney Company, Inc. Preferred Stock – 608,580 shares in 2001	—	365,148,090
Daily EAFE Fund – 17,870,635 units in 2001	—	157,940,676
Intermediate Bond Fund – 989,341 units in 2001	—	103,581,028
Russell 3000 Fund – 59,596,672 shares in 2001	—	505,558,567
State Street Bank Liquidity Fund	—	126,979,717
Funds held under structured investment contracts:		
Short-term investment funds	—	35,293,649
U.S. agency-backed collateralized mortgage obligations	—	66,667,890
Government agency nontaxable bonds	—	167,541,496
Government trust certificates	—	8,707,509
Credit card backed taxable bonds	—	165,126,243
Noncredit card backed taxable bonds	—	415,565,900
Wrap agreements	—	(17,752,642)
Funds with insurance companies, at contract value	—	278,740,003
Participants' loans (unpaid principal balance approximates fair value)	—	94,153,652
Total investments	2,885,395,303	3,455,012,874

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Receivables:		
Accrued Company contribution	$ 46,643,447	$ 57,523,206
Accrued interest and dividends	102,181	257,485
Distribution of stock due from Prudential demutualization	—	7,735,759
Miscellaneous	15,404	55,195
	46,761,032	65,571,645
Total assets	2,932,156,335	3,521,645,295
Liabilities:		
Accounts payable and other liabilities	406,200	800,185
Total liabilities	406,200	800,185
Net assets available for benefits	$ 2,931,750,135	$ 3,520,845,110

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment (loss) income:		
Plan interest in J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan Trust Agreement investment (loss)	$ (109,198,413)	$ —
Net appreciation in fair value of investments	—	494,633,997
Interest	—	80,765,017
Dividends	—	50,071,132
Prudential demutualization	—	6,980,596
	(109,198,413)	632,450,742
Less investment expenses	(1,033,006)	(1,575,863)
	(110,231,419)	630,874,879
Contributions:		
Proceeds from redemption of preferred shares	8,625,585	11,229,242
J. C. Penney Corporation, Inc. (including non-cash contributions of $46,643,447 in Common Stock in 2002, and $57,523,194 in Common Stock in 2001, recorded at fair value on the date of contribution)	47,043,447	59,323,443
Participants	133,441,890	187,939,479
	189,110,922	258,492,164
Total additions	78,879,503	889,367,043
Deductions from net assets attributed to:		
Benefit payments	291,964,189	369,735,016
Administrative expense	7,463,290	9,040,458
Total deductions	299,427,479	378,775,474
Change in net assets available for benefits	(220,547,976)	510,591,569
Merger of other plans (note 5)	—	23,788,217
Net assets transferred to Eckerd 401(k) Savings Plan (note 5)	(368,546,999)	—
Beginning net assets available for benefits	3,520,845,110	2,986,465,324
Ending net assets available for benefits	$ 2,931,750,135	$ 3,520,845,110

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of Plan

Effective January 27, 2002, the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan was amended and the name was changed to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan). The following description of the Plan provides only general information. For more complete information, Participants should refer to *Your Benefits Book 2*, which is the Summary Plan Description for the Plan. If these Notes or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have completed at least 1,000 hours of service within an eligibility period (generally 12 consecutive months) and have attained age 21 are eligible to participate in the Plan. An eligible associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company.

State Street Bank & Trust Company (State Street Bank) serves as the Plan's Trustee.

(b) Payment of Benefits

Generally, Participants with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company Account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) Contributions

Participants who are classified as highly compensated (earning $85,000 or more annually in 2002 and in 2001) are permitted to contribute 8% of their earnings (up to a maximum of $200,000 for 2002 and $170,000 for 2001) with a maximum of 6% in tax-deferred deposits (subject to an annual maximum of $11,000 in 2002 and $10,500 in 2001). Beginning in 2002, all Participants earning less than $85,000 are permitted to contribute 20% of their earnings with a maximum of 20% in tax-deferred deposits.

(Continued)

In 2001, Participants earning between $22,501 and $85,000 were permitted to contribute 10% of their earnings with a maximum of 8% in tax-deferred deposits. Non-highly compensated Participants (those earning less than $22,501 annually) were allowed to contribute 20% of earnings with a maximum of 20% in tax-deferred deposits.

The Company contributes an amount which is equal to 4½% of the Company's available profits. The Company's contribution amounted to approximately $27.2 million and $10.3 million in J. C. Penney Company, Inc. Common Stock (Penney Common Stock) in 2002 and 2001, respectively. Additionally, a special matching contribution of approximately $19.4 million and $47.2 million in Penney Common Stock was approved and made for the 2002 and 2001 plan years, respectively. Noncash contributions of Penney Common Stock are recorded at fair value on the date of contribution. Separating Participants who met Plan criteria to receive a partial-year company contribution were paid $0.4 million and $1.8 million in 2002 and 2001, respectively. Company contributions are allocated to each Participant's Penney Common Stock Fund in accordance with the ratio that each Participant's deposits, not in excess of 6% of earnings (matched deposits), bear to all such deposits by Participants for the applicable Plan year. The total value of the 2002 and 2001 allocations to Participants was equal to 50% and 58% of matched deposits, respectively.

(d) ***Participants' Investment Funds***

Participants' account balances are invested in the Plan's investment funds in accordance with their elections. These investment funds include the Penney Common Stock Fund. The Aggressive (consisting of investments in U.S. and non-U.S. equity funds), Moderate (consisting of investments in bond funds and U.S. and non-U.S. equity funds), Conservative and Horizon (same investments as Moderate with greater emphasis on fixed income securities) Funds, and the Interest Income Fund (consisting of contracts with insurance companies and structured investment contracts, which earn a specific interest rate for a specified period of time). The Core Index Funds and Mutual Funds were added on February 1, 2002 (note 4). Participant's deposits cannot be invested in the J. C. Penney Company, Inc. Preferred Stock Fund (Preferred Stock Fund). Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e) ***Participants' Loans***

Loans may be made available upon request to Participants who have not separated from service. All loans must be adequately secured and bear interest at a reasonable rate. Interest rates on the loans approximated 5.708% in 2002 and 8.375% in 2001. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(f) ***Vesting***

Participants are immediately vested in the value of their deposits and earnings thereon. Vesting in the value of Company matching contributions and any earnings thereon is graduated at 20% per full year of service up to 100% after the earlier of five years of service, normal retirement age, death, or total disability. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value except for its investment contracts with insurance companies, which are stated at contract value (note 4). The average cost method is used to calculate gains and losses on the sale of investments. The Penney Common Stock and other securities are valued at their quoted market prices. The fair value of the J. C. Penney Company, Inc. Preferred Stock (Penney Preferred Stock), which is not publicly traded, is determined to be the greater of its issue price of $600 per share or the common stock price into which it can be converted; as such, the amounts included in the financial statements were determined by using the issue price. Participants' loans are valued at unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) Investments in Master Trust

At December 31, 2002 and 2001, the Plan's investment assets were held in a trust account at State Street Bank and as of January 1, 2002 consist of a separate interest in a Master Trust. In 2002, the Master Trust also includes, as a separate interest, the investment assets of the Eckerd Corporation 401(k) Savings Plan (note 5).

(Continued)

The Master Trust was composed of the following investments at December 31, 2002:

	2002
Penney Common Stock	$ 832,484,151
Penney Preferred Stock	334,530,481
State Street Bank Liquidity Fund	109,774,552
Daily EAFE (Europe, Australia, and Far East) Fund	104,104,722
Russell 3000 Fund	327,002,760
Intermediate Bond Fund	90,609,272
Investments held in Core Index Funds	70,889,803
Investments held in Mutual Funds	76,960,911
Funds held under structured investment contracts	908,357,782
Funds with insurance companies	289,024,075
Participant loans	98,104,611
	$ 3,241,843,120

The net investment (loss) of the Master Trust for the year ended December 31, 2002 is summarized as follows:

	2002
Net (depreciation) in fair value of investments	$ (266,327,789)
Interest	76,971,002
Dividends	47,688,939
	$ (141,667,848)

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was 88% at December 31, 2002.

(4) Investments of Plan in Master Trust

Funds with insurance companies at December 31, 2002 and 2001 are recorded at stated contract value, which approximates fair value as reported to the Plan by the insurance companies, and represent the principal balance plus interest earned on the investments. Interest rates on these contracts range from 4.50% to 7.78% at December 31, 2002 and maturities range from March 2003 to August 2007.

The Plan also invests in synthetic investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

On February 1, 2002, the Core Index Funds and Mutual Funds were added to the Plan. The Core Index Funds include investments in the S&P 500 Fund, the Russell 1000 Growth Fund, the Russell 1000 Value Fund, the Russell 2000 Fund, the EAFE Fund, and the Intermediate Bond Fund. The Mutual Funds include investments in the Fidelity Dividend Growth Fund, the T. Rowe Price Blue Chip Growth Fund, the Vanguard Growth Equity Fund, the American Century Growth Fund Inv., the Vanguard Equity Income Fund, the T. Rowe Price Small Cap Stock Fund, the Dreyfus Founders Discovery Fund A, the AIM Aggressive Growth Fund A, the T. Rowe Price Small Cap Value Fund, the Fidelity Diversified International Fund, and the American Century International Growth Fund Inv.

The Penney Preferred Stock is convertible into Penney Common Stock at a ratio of 1:20. Each 1/20 of a share of Penney Preferred Stock has a minimum value of $30. The Company has the option of settling a Participant's Penney Preferred Stock Fund in cash or whole shares of Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock, or any combination thereof, if the market price of Penney Common Stock at the time of distribution is equal to or less than the conversion value of $600 per share of the Penney Preferred Stock. The Plan received approximately $8.6 million in cash in 2002 and $11.2 million in cash in 2001 for settlement from redemption of Penney Preferred Stock. However, if a Participant requests settlement of such fund in shares, the Participant will receive shares of Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock. A Participant's Penney Preferred Stock Fund will be settled with Penney Common Stock derived from the conversion of the Penney Preferred Stock to Penney Common Stock if the market price of Penney Common Stock exceeds the conversion value of $600 per share of the Penney Preferred Stock. However, a Participant may request settlement of such fund in cash. The annual dividend on the Penney Preferred Stock is 7.9%, payable semiannually on January 1 and July 1.

Except for certain funds with insurance companies or mutual fund companies, the Plan's investments are held by the Trustee. The following tables present investment information.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Investments that represent 5% or more of the Plan's net assets are separately identified:

Investments	2002 Fair/contract value	2001 Fair/contract value
Investments at fair value as determined by quoted market price:		
Penney Common Stock Fund	$ 778,390,128	$ 981,761,096
Penney Preferred Stock Fund	318,002,901	365,148,090
Daily EAFE Fund	77,715,323	157,940,676
Russell 3000 Fund	244,573,863	505,558,567
Government Agency nontaxable bonds	181,064,271	167,541,496
Noncredit card backed taxable bonds	457,348,720	415,565,900
Other	476,757,198	488,603,394
	2,533,852,404	3,082,119,219
Participant loans (interest rates approximated 5.7% in 2002 and 8.4% in 2001)	88,086,853	94,153,652
Investments at contract value:		
Funds with insurance companies	263,456,046	278,740,003
	$ 2,885,395,303	$ 3,455,012,874

The number of units and net asset value per unit at December 31, 2002 and 2001 follows:

	December 31, 2002		December 31, 2001	
	Units	Net asset value	Units	Net asset value
Penney Common Stock Fund	211,626,782	$ 3.767339	227,814,464	$ 4.398910
Penney Preferred Stock Fund	62,062,625	4.939489	71,379,035	4.941786
Aggressive Fund	22,470,876	9.739054	39,628,174	12.269248
Moderate Fund	9,068,239	11.319407	13,984,742	12.880953
Conservative Fund	5,387,357	12.325910	7,747,462	13.132210
Interest Income Fund	85,809,163	13.717147	94,865,080	12.985278
Horizon Fund	408,480	10.024502	—	—
Core Index Funds	6,281,230	9.216743*	—	—
Mutual Funds	3,296,768	18.045266*	—	—

* Represents a weighted average of the investments comprising the Fund.

The net asset value for the Penney Preferred Stock Fund is based on the value of the Penney Preferred Stock allocated to Participants, excluding forfeitures, as of December 31, 2002 and 2001.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), (depreciated) appreciated in value by ($225,026,382) and $494,633,997, respectively, as follows:

	2002	2001
Penney Common Stock	$ (127,581,266)	$ 601,592,920
Aggressive Fund	(60,680,211)	(89,822,936)
Moderate Fund	(15,368,244)	(14,925,964)
Conservative Fund	(4,687,773)	(2,982,582)
Horizon Fund	7,880	—
Interest Income Fund	—	17,396
Prudential Stock	(617,266)	755,163
Investments held in Core Index Funds	(4,402,619)	—
Investments held in Mutual Funds	(11,696,883)	—
	$ (225,026,382)	$ 494,633,997

(5) Plan Mergers and Transfer of Assets

Effective July 2, 2001, the net assets of the Genovese Retirement and Savings Plan were merged into the Plan. Certain assets not distributed to plan participants from the Genovese Retirement and Savings Plan, a terminated plan, were transferred to the Plan effective July 2, 2001. The merger and transfer of assets did not result in any significant changes in plan administration, vested benefits, or net assets of the Plan.

On January 1, 2002, a transfer of assets was made out of the Plan to the Eckerd Corporation 401(k) Savings Plan on behalf of one of the Company's subsidiaries, Eckerd Corporation (Eckerd). On this date, all assets and liabilities related to Eckerd plan participants in the amount of $368,546,999 were transferred from the Plan to the new Eckerd Corporation 401(k) Savings Plan. These assets will continue to be held as a separate interest in the Master Trust (note 3).

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 8, 1996, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. A new determination letter was requested on December 21, 2001 and is currently pending. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(7) Form 5500 Reconciliation

Investments and investment income for the Plan's 2002 and 2001 financial statements and Form 5500 reporting are classified in different line item categories due to the financial statements containing more specific categories than the Form 5500. The total amount of investments and investment income in the financial statements agree to the amount recorded on Form 5500.

Net assets and total deductions reported in the Plan's 2002 Form 5500 are different from the corresponding amounts reported in the accompanying financial statements due to Participant loans which were deemed as distributions. The differences between the Plan's 2002 Form 5500 and the accompanying financial statements are as follows:

Net assets available for benefit per the Form 5500	$ 2,930,283,588
Deemed distributions of Participant loans	1,466,547
Net assets available for benefits per the financial statements	$ 2,931,750,135
Total deductions per the Form 5500	$ 291,964,189
Administrative expenses included in Master Trust	7,463,290
Total deductions per the financial statements	$ 299,427,479

(8) Investment in Stock Due from Prudential Financial, Inc.

On December 18, 2001, Prudential Financial completed its conversion from a mutual company to a stock company. As part of the conversion, stock was issued to eligible policy owners of Prudential. Due to the demutualization, the Plan was allocated 233,075 shares of Prudential Financial Inc. stock. The shares were received on January 23, 2002. As a result of the transaction, the Plan recognized $6,980,596 in income and $755,163 in unrealized gains with a receivable for the total amount of $7,735,759 at December 31, 2001.

(9) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in amounts allocated to their accounts.

(10) Plan Amendment

Effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The Holding Company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP. The Holding Company has no independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the Holding Company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt securities is full and unconditional.

**J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset			Current value
J.C. Penney Company, Inc *	Common Stock	33,828,341	shares	$ 778,390,128
J.C. Penney Company, Inc *	Preferred Stock	530,005	shares	318,002,901
State Street Bank *	Daily EAFE Fund	8,728,136	units	77,715,323
State Street Bank *	Intermediate Bond Fund	2,110,893	units	69,845,220
State Street Bank *	Russell 3000 Fund	21,058,538	shares	244,573,863
State Street Bank *	Liquidity Fund	100,043,000	units	100,043,090
State Street Bank *	S&P 500 Flagship Fund	1,993,548.450	units	15,872,898
State Street Bank *	Russell 1000 Growth Fund	309,784.496	units	2,330,086
State Street Bank *	Russell 1000 Value Fund	917,577.269	units	7,857,990
State Street Bank *	Russell 2000 Fund	376,461.601	units	3,046,911
State Street Bank *	EAFE Fund	187,633.577	units	1,625,945
State Street Bank *	Intermediate Bond Fund	2,496,224.203	units	27,022,071
Fidelity	Fidelity Dividend Growth Fund	545,858.134	units	12,208,502
T. Rowe Price	T. Rowe Price Blue Chip Fund	157,244.409	units	3,452,276
Vanguard	Vanguard Growth Equity Fund	259,889.579	units	1,724,650
American Century	American Century Growth Fund	77,793.261	units	1,121,678
Vanguard	Vanguard Equity Income Fund	392,629.795	units	7,344,233
T. Rowe Price	T. Rowe Price Small Cap Stock Fund	368,216.407	units	7,916,753
Dreyfus	Dreyfus Founders Discovery A Fund	54,507.272	units	1,040,543
AIM	AIM Aggressive Growth Fund A	208,361.433	units	1,523,122
T. Rowe Price	T. Rowe Price Small Cap Value Fund	839,245.942	units	18,421,177
Fidelity	Fidelity Diversified International Fund	210,158.230	units	3,605,263
American Century	American Century International Growth Fund	182,863.143	units	1,166,343
				1,705,850,966
Funds held under structured investment contracts				
SP SIC Pool	State Street Short Term			15,502,967
SP SIC Pool	Cash (U.S. $)			32,575
CDSIC	Cash (U.S. $)			(26,451,890)
CDSIC	State Street Short Term			28,879,811
Total short-term investment funds				17,963,463
SP SIC Pool	Boeing Cap Corp	7.100%	Matures 9/27/05	5,062,624
SP SIC Pool	Rockwell Intl Corp NTS	7.875%	Matures 2/15/05	1,020,165
SP SIC Pool	Rockwell Intl Corp NTS	6.625%	Matures 6/1/05	1,292,407
SP SIC Pool	CARAT 2002 4 A4	2.640%	Matures 3/17/08	735,919
SP SIC Pool	CARAT 2002-2 A4	4.500%	Matures 10/15/07	4,805,547
SP SIC Pool	DCAT 2001 B A4	5.320%	Matures 9/6/06	5,524,976
SP SIC Pool	FORDO 2000-E A4	6.740%	Matures 6/15/04	539,045
SP SIC Pool	HAROT 2002 4 A4	2.700%	Matures 4/15/08	3,471,861
SP SIC Pool	NAROT 2001-C A4	4.800%	Matures 2/15/07	3,824,018
SP SIC Pool	NAROT 2002 A A4	4.280%	Matures 10/16/06	954,477
SP SIC Pool	RART 2002 1 A3	2.630%	Matures 1/16/07	2,026,408
SP SIC Pool	TAOT 2002-B A4	4.390%	Matures 5/15/09	230,521
SP SIC Pool	WESTO 2000-A A3	7.220%	Matures 9/20/04	19,816
SP SIC Pool	WOART 2002 A A4	4.050%	Matures 7/15/09	4,862,597
SP SIC Pool	DaimlerChrysler NA HLDG CORP	7.250%	Matures 1/18/06	2,580,826
SP SIC Pool	Ford Motor Credit	6.875%	Matures 2/1/06	941,149
SP SIC Pool	Ford Motor Credit	6.700%	Matures 7/16/04	958,953
SP SIC Pool	General Motors Acceptance Corporation	6.380%	Matures 1/30/04	953,622
SP SIC Pool	GMAC	7.625%	Matures 6/15/04	2,875,084
SP SIC Pool	Pitney Bowes Credit Corp	5.750%	Matures 8/15/08	3,240,079
SP SIC Pool	Toyota Motor Credit Corp	5.625%	Matures 11/13/03	2,373,824
SP SIC Pool	Toyota Motor Credit Corp	5.650%	Matures 1/15/07	1,308,798
SP SIC Pool	Abbey National Mtn	6.690%	Matures 10/17/05	1,527,228
SP SIC Pool	Abbey National 1st Cap Sub	8.200%	Matures 10/15/04	3,058,363
SP SIC Pool	ABN-AMRO BK NV (Chicago)	7.550%	Matures 6/28/06	5,720,437
SP SIC Pool	ABN-AMRO BK NV (Chicago)	7.250%	Matures 5/31/05	464,904
SP SIC Pool	Bank of Boston Corp	6.625%	Matures 2/1/04	981,628
SP SIC Pool	Bayerische Landesbank NY	5.875%	Matures 12/01/08	2,123,061
SP SIC Pool	CIBC Capital FDG 144A	6.400%	Matures 12/17/04	982,271

(Continued)

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset			Current value
SP SIC Pool	City National BK	6.375%	Matures 1/15/08	$ 510,276
SP SIC Pool	Comerica Bank	7.650%	Matures 8/15/10	4,500,047
SP SIC Pool	Den Danske Bk Sub NT144A	6.550%	Matures 9/15/03	1,243,283
SP SIC Pool	Dresdner Bank A G	6.625%	Matures 9/15/05	1,000,628
SP SIC Pool	First Union Corp	7.000%	Matures 3/15/06	1,030,119
SP SIC Pool	HSBC Americas Inc	7.000%	Matures 11/1/06	1,456,556
SP SIC Pool	JP Morgan & Co SUBNT	7.625%	Matures 9/15/04	1,006,538
SP SIC Pool	M & I Marshall & Ilsley Bank	4.125%	Matures 9/04/07	1,518,044
SP SIC Pool	MBNA America Bank NA	6.500%	Matures 6/20/06	5,310,981
SP SIC Pool	Mellon Financial	5.750%	Matures 11/15/03	949,837
SP SIC Pool	Mellon Funding Corp	4.875%	Matures 6/15/07	3,850,574
SP SIC Pool	Midland Bank PLC	7.625%	Matures 6/15/06	3,118,738
SP SIC Pool	Morgan JP & Co Inc	6.875%	Matures 1/15/07	2,073,074
SP SIC Pool	National City Bank of Indiana	4.875%	Matures 7/20/07	2,740,128
SP SIC Pool	NationsBank Corp	6.875%	Matures 2/15/05	2,857,666
SP SIC Pool	NationsBank Corp SNR	7.000%	Matures 5/15/03	984,367
SP SIC Pool	Northern Trust Company SNR NTS	6.650%	Matures 11/9/04	993,653
SP SIC Pool	Northwest Corp Mtn	7.650%	Matures 3/15/05	1,035,519
SP SIC Pool	SunTrust Banks Inc	5.050%	Matures 7/01/07	1,010,365
SP SIC Pool	US Bancorp	5.100%	Matures 7/15/07	3,011,503
SP SIC Pool	Wachovia Corp	7.450%	Matures 7/15/05	2,110,614
SP SIC Pool	Wells Fargo & Co	5.125%	Matures 2/15/07	2,985,130
SP SIC Pool	Wells Fargo Co	9.125%	Matures 2/1/04	1,092,180
SP SIC Pool	Diageo Capital PLC	3.500%	Matures 11/19/07	4,604,187
SP SIC Pool	Pepsico Inc 144A	5.375%	Matures 2/17/04	967,657
SP SIC Pool	Ontario Province CDA	7.375%	Matures 1/27/03	1,886,824
SP SIC Pool	IBM Corp	4.875%	Matures 10/01/06	2,434,209
SP SIC Pool	International Business Machines Corp	5.100%	Matures 11/10/03	943,646
SP SIC Pool	Hutchison Whampo 144A	6.950%	Matures 8/1/07	2,606,649
SP SIC Pool	May Dept Stores	9.600%	Matures 1/27/06	1,105,636
SP SIC Pool	United Technologies Corp	4.875%	Matures 11/01/06	1,073,245
SP SIC Pool	E.I. du Pont NT deNemours	8.125%	Matures 3/15/04	1,000,689
SP SIC Pool	Abbott Laboratories	5.625%	Matures 7/1/06	6,117,186
SP SIC Pool	SmithKline Beecham Mtn	7.375%	Matures 4/15/05	1,022,342
SP SIC Pool	Zeneca Wilmington SNR NTS	6.300%	Matures 6/15/03	933,268
SP SIC Pool	Alabama Power	4.875%	Matures 9/1/04	3,174,357
SP SIC Pool	Alabama Power Co	5.350%	Matures 11/15/03	945,880
SP SIC Pool	Florida Power Corp Mtn	6.720%	Matures 7/1/05	1,015,115
SP SIC Pool	Natl Rural Util Coop FMG	5.950%	Matures 1/15/03	1,875,078
SP SIC Pool	Natl Rural Util	6.000%	Matures 1/15/04	1,939,580
SP SIC Pool	Natl Rural Util	5.300%	Matures 9/25/03	4,738,320
SP SIC Pool	Pedernales Electric Corp 144A	4.093%	Matures 11/15/12	2,453,180
SP SIC Pool	Penn Power & Light FMG	6.500%	Matures 4/1/05	1,010,356
SP SIC Pool	PPL Electric Utilities	5.875%	Matures 8/15/07	3,816,356
SP SIC Pool	Pub Service Elec & Gas Sr BB Mtg	9.125%	Matures 7/1/05	2,132,695
SP SIC Pool	Sempra Energy	6.800%	Matures 7/1/04	2,126,105
SP SIC Pool	Texas Utilities	6.375%	Matures 10/1/04	923,385
SP SIC Pool	Texas Utilities 1st Mtg	6.750%	Matures 3/1/03	938,928
SP SIC Pool	United Energy LTD 144A	6.000%	Matures 11/01/05	3,506,025
SP SIC Pool	Virginia Elec & Power	5.750%	Matures 3/31/06	3,999,366
SP SIC Pool	JDOT 2001 A A4	3.780%	Matures 9/15/08	2,343,942
SP SIC Pool	Kraft Foods	4.625%	Matures 11/1/06	3,571,299
SP SIC Pool	General Mills	3.875%	Matures 11/30/07	1,847,490
SP SIC Pool	Sysco Corp	6.500%	Matures 6/15/05	2,005,069
SP SIC Pool	Sysco Corp	4.750%	Matures 7/30/05	1,994,965
SP SIC Pool	Finland Rep NT	7.875%	Matures 7/28/04	1,029,106
SP SIC Pool	Laclede Gas Co	8.500%	Matures 11/15/04	1,014,496
SP SIC Pool	Northern Border Pipeline	6.250%	Matures 5/1/07	1,492,135
SP SIC Pool	Southern California Gas 1st MTG	5.750%	Matures 1/15/03	1,898,397
SP SIC Pool	CFAB 2002-2 1A3	4.038%	Matures 2/25/23	4,764,113
SP SIC Pool	ACE Limited	6.000%	Matures 4/1/07	2,391,259
SP SIC Pool	AIG SunAmerica Global Financing 144A	5.850%	Matures 2/1/06	3,029,606

(Continued)

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset				Current value
SP SIC Pool	Allstate Corp	5.375%	Matures 12/1/06	$	2,960,022
SP SIC Pool	Hartford Finl Serv	7.750%	Matures 6/15/05		4,016,794
SP SIC Pool	Jackson Natl Life Global Fund 144A	5.250%	Matures 3/15/07		4,881,363
SP SIC Pool	John Hancock Global Funding II	5.000%	Matures 7/27/07		1,953,208
SP SIC Pool	Lincoln National Corp	5.250%	Matures 6/15/07		3,334,563
SP SIC Pool	Marsh & McLennan	5.375%	Matures 3/15/07		3,182,433
SP SIC Pool	MassMutual Global Funding LLC 144A	5.078%	Matures 3/5/07		1,904,806
SP SIC Pool	Met Life 144A Surplus NT	6.300%	Matures 11/1/03		10,518,021
SP SIC Pool	Monumental Global Funding 144A	6.050%	Matures 1/19/06		4,054,606
SP SIC Pool	Principal Financial Group 144A	7.950%	Matures 8/15/04		3,013,331
SP SIC Pool	Principal Life Global 144A	5.125%	Matures 6/28/07		959,991
SP SIC Pool	Protective Life US Funding 144A	5.875%	Matures 8/15/06		2,687,881
SP SIC Pool	St Paul Companies Inc	5.750%	Matures 3/15/07		2,961,275
SP SIC Pool	TIAA Global Markets 144A	5.000%	Matures 3/1/07		3,121,383
SP SIC Pool	Goldman Sachs Grp 144A	7.125%	Matures 3/1/03		1,881,849
SP SIC Pool	Lehman Brothers Holdings	7.500%	Matures 9/1/06		1,588,316
SP SIC Pool	Morgan Stanley Group Inc	5.625%	Matures 1/20/04		4,837,553
SP SIC Pool	Paine Webber Group Inc.	6.450%	Matures 12/1/03		956,188
SP SIC Pool	John Deere Capital Corp	5.125%	Matures 10/19/06		2,945,585
SP SIC Pool	Time Warner Inc Notes	7.750%	Matures 6/15/05		972,914
SP SIC Pool	Alcoa Inc	4.250%	Matures 8/15/07		2,891,444
SP SIC Pool	Gillette Comp	4.000%	Matures 6/30/05		3,826,963
SP SIC Pool	Gillette Comp	3.500%	Matures 10/15/07		922,174
SP SIC Pool	Proctor & Gamble	5.250%	Matures 9/15/03		1,423,417
SP SIC Pool	HDEMT 1998-3 A2	5.430%	Matures 10/15/04		348,312
SP SIC Pool	Atlantic Richfield	5.550%	Matures 4/15/03		932,445
SP SIC Pool	BP Canada Finance BV	3.375%	Matures 10/31/07		1,998,103
SP SIC Pool	ChevronTexaco Capital Company	3.500%	Matures 9/17/07		5,627,290
SP SIC Pool	ConcoPhillips	8.500%	Matures 5/25/05		3,412,627
SP SIC Pool	Texaco	8.500%	Matures 2/15/03		947,589
SP SIC Pool	Norfolk Southern Corp NT	7.875%	Matures 2/15/04		996,483
SP SIC Pool	Centerpoint Properties MTN	7.900%	Matures 1/15/03		1,418,822
SP SIC Pool	Price Reit Inc	7.125%	Matures 6/15/04		1,731,922
SP SIC Pool	FCCGT 1996-A A	6.750%	Matures 10/17/11		214,853
SP SIC Pool	Costco Wholesale Corp	5.500%	Matures 3/15/07		2,246,669
SP SIC Pool	Dayton Hudson	6.400%	Matures 2/15/03		938,206
SP SIC Pool	Sears Roebuck Acceptance Mtn	6.030%	Matures 2/18/03		1,868,997
SP SIC Pool	Target Corp	5.500%	Matures 4/1/07		2,646,049
SP SIC Pool	Wal-Mart Stores Inc	4.375%	Matures 7/12/07		2,936,420
SP SIC Pool	BECO 1999-1 A5	7.030%	Matures 3/15/12		4,789,476
SP SIC Pool	CIPGE 1997-1 A6	6.320%	Matures 9/25/05		1,466,127
SP SIC Pool	CISCE 1997-1 A5	6.280%	Matures 9/25/05		1,142,010
SP SIC Pool	CISDG 1997-1 A5	6.190%	Matures 9/25/05		461,170
SP SIC Pool	CISDG 1997-1 A6	6.310%	Matures 9/25/08		1,489,326
SP SIC Pool	COMED 1998-1 A6	5.630%	Matures 6/25/09		2,657,295
SP SIC Pool	COMED 1998-1 A7	5.740%	Matures 12/25/10		4,539,617
SP SIC Pool	CPL 2002-1 A2	5.010%	Matures 1/15/10		1,269,777
SP SIC Pool	IPSPT 1998-1 A5	5.380%	Matures 6/25/07		6,692,691
SP SIC Pool	IPSPT 1998-1 A6	5.540%	Matures 6/25/09		3,970,192
SP SIC Pool	PECO 1999-A A4	5.800%	Matures 3/1/07		1,480,618
SP SIC Pool	PECO 1999-A A7	6.130%	Matures 3/1/09		3,106,718
SP SIC Pool	PECO 2000-A A4	7.650%	Matures 3/1/10		7,814,896
SP SIC Pool	PPL 1999-1 A5	6.830%	Matures 3/25/07		6,256,937
SP SIC Pool	PPL 1999-1 A8	7.150%	Matures 6/25/09		3,207,839
SP SIC Pool	PPL 99-1 A 7	7.050%	Matures 6/25/09		4,828,890
SP SIC Pool	RNLT 2001-1 A2	4.760%	Matures 9/15/09		4,603,549
SP SIC Pool	Safeway Inc	6.150%	Matures 3/1/06		2,977,061
SP SIC Pool	Alltel Corp	7.250%	Matures 4/1/04		976,962
SP SIC Pool	Bellsouth Corp	5.000%	Matures 10/15/06		3,938,588
SP SIC Pool	British Telecom PLC	7.875%	Matures 12/15/05		2,574,567
SP SIC Pool	Ches Pot Tel MD	6.000%	Matures 5/1/03		466,807
SP SIC Pool	Southern N/E TCM Mtn	7.000%	Matures 8/15/05		2,094,920

(Continued)

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset			Current value
SP SIC Pool	Verizon Global Funding	6.750%	Matures 12/1/05	$ 2,531,144
SP SIC Pool	Verizon Global Funding Corp	6.125%	Matures 6/15/07	2,008,939
SP SIC Pool	ERAC USA FIN ENT 144A	6.625%	Matures 5/15/06	3,159,605
SP SIC Pool	FHL AEM 1B-0527	4.701%	Matures 9/01/32	3,095,067
SP SIC Pool	FNARM 661549	4.501%	Matures 9/01/32	1,320,560
CDSIC	Contl Airlines 1998-1B	6.748%	Matures 9/15/18	1,063,189
CDSIC	CMAOT 2002 A A4	4.240%	Matures 9/15/08	835,851
CDSIC	DaimlerChryslers NA	7.300%	Matures 1/15/12	394,957
CDSIC	FHL AEM 1B-0527	4.701%	Matures 9/01/32	2,396,931
CDSIC	Ford Motor Co	7.450%	Matures 7/16/31	1,488,172
CDSIC	IBM Corp	4.250%	Matures 9/15/09	633,281
CDSIC	GMAC	6.125%	Matures 8/28/07	1,468,123
CDSIC	Boeing Capital Corp	5.750%	Matures 2/15/07	550,466
CDSIC	Credit Suisse First Boston USA	6.500%	Matures 1/15/12	574,619
CDSIC	Morgan Stanley Dean Witter	6.600%	Matures 4/1/12	673,796
CDSIC	ABN AMRO BK SUB NT	7.125%	Matures 6/18/07	624,959
CDSIC	B B & T Corp	4.750%	Matures 10/1/12	449,256
CDSIC	B B & T Corp	6.500%	Matures 8/1/11	273,484
CDSIC	Bank of America Corp	5.250%	Matures 2/1/07	789,991
CDSIC	Bank of America Corp	4.875%	Matures 9/15/02	735,871
CDSIC	Diageo Capital PLC	3.500%	Matures 11/19/07	616,961
CDSIC	North Folk BanCorp 144A	5.875%	Matures 8/15/12	191,795
CDSIC	Northern Trust Company SNR NTS	6.650%	Matures 11/9/04	794,922
CDSIC	Regions Financial Corporation	6.375%	Matures 5/15/12	756,069
CDSIC	State Street Corp	7.650%	Matures 6/15/10	542,328
CDSIC	Washington Mutual Bank FA	5.500%	Matures 1/15/13	609,697
CDSIC	Clear Channel	7.875%	Matures 6/15/05	1,180,049
CDSIC	Cox Communications	6.750%	Matures 3/15/11	402,931
CDSIC	Cox Communications Inc	7.875%	Matures 8/15/09	526,841
CDSIC	ConocoPhillips 144A	5.900%	Matures 10/15/32	491,792
CDSIC	Pemex Proj Funding Master Trust 144A	7.375%	Matures 12/15/14	761,988
CDSIC	Lowe's Companies	6.500%	Matures 3/15/29	498,450
CDSIC	Bottling Group LLC 144A	4.625%	Matures 11/15/12	549,268
CDSIC	Chevron Phillips Chem Co	5.375%	Matures 6/15/07	893,497
CDSIC	Reliant Energy Resources	6.500%	Matures 2/1/08	132,033
CDSIC	Appalachian Power Co	4.800%	Matures 6/15/05	941,337
CDSIC	Abbott Laboratories	5.625%	Matures 7/1/06	734,062
CDSIC	Anadarko Petroleum Corp	5.000%	Matures 10/1/12	546,622
CDSIC	Canadian Natural Resources	7.200%	Matures 1/15/32	826,244
CDSIC	Caterpillar Inc. Deb	8.000%	Matures 2/15/23	2,341,632
CDSIC	John Deere Capital Corp	7.000%	Matures 3/15/12	850,642
CDSIC	Cincinnati Gas & Electric Co	5.700%	Matures 9/15/12	499,760
CDSIC	Consolidated Edison Co NY	4.875%	Matures 2/1/13	369,852
CDSIC	Constellation Energy Group	6.350%	Matures 4/1/07	402,330
CDSIC	Consumers Energy Co	6.000%	Matures 3/15/05	776,153
CDSIC	Entergy Gulf States 144A	5.200%	Matures 12/3/07	552,479
CDSIC	Entergy Louisiana 1st Mtg	6.500%	Matures 3/1/08	1,226,262
CDSIC	Firstenergy Corp	7.375%	Matures 11/15/31	230,725
CDSIC	Nisource Finance Corp	7.625%	Matures 11/15/05	884,522
CDSIC	RFMSI 1999-S3 A1	6.500%	Matures 1/25/29	437,265
CDSIC	SUMT 2002 1 A2	6.340%	Matures 6/28/16	992,985
CDSIC	Oncor Electric Delivery	7.250%	Matures 1/15/33	546,527
CDSIC	Pinnacle West Capital Corp	6.400%	Matures 4/1/06	522,304
CDSIC	PPL Energy Supply LLC 144A	6.400%	Matures 11/1/11	619,620
CDSIC	Progress Energy	6.750%	Matures 3/1/06	319,847
CDSIC	PSEG Power LLC	8.625%	Matures 4/15/31	382,192
CDSIC	Sempra Energy	6.800%	Matures 7/1/04	797,289
CDSIC	Southern Power Co	6.250%	Matures 7/15/12	470,812
CDSIC	JDOT 2001 A A4	3.780%	Matures 9/15/08	1,406,365
CDSIC	Kellogg Company	6.600%	Matures 4/1/11	574,552
CDSIC	Kraft Foods	6.250%	Matures 6/1/12	895,115
CDSIC	McCormick & Co	6.400%	Matures 2/1/06	876,905

(Continued)

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset			Current value
CDSIC	Kinder Morgan Inc	6.500%	Matures 9/1/12	$ 645,476
CDSIC	GSR 2001-1 A12	4.612%	Matures 10/25/31	372,897
CDSIC	CFAB 2002 2 1A6	5.214%	Matures 8/25/13	1,211,935
CDSIC	CFAB 2002 3 1A6	4.707%	Matures 8/25/13	658,052
CDSIC	CFAB 2002-1 1A3	5.039%	Matures 12/25/23	1,378,370
CDSIC	MRFC 2001-HEIL A3	5.945%	Matures 2/25/11	1,980,429
CDSIC	SBHEL 2000-1 A6	7.250%	Matures 2/25/15	1,768,880
CDSIC	AIG SunAmerica Glob Financing XII 144A	5.300%	Matures 5/30/07	738,491
CDSIC	Allstate Financial Global Funding 144A	5.250%	Matures 2/1/07	1,111,326
CDSIC	Hartford Life	6.900%	Matures 6/15/04	962,790
CDSIC	MetLife Ins Co 144A	7.000%	Matures 11/1/05	2,009,914
CDSIC	Nationwide Financial Services	5.900%	Matures 7/1/12	840,336
CDSIC	Principal Mutual Finl	7.875%	Matures 3/1/24	1,943,579
CDSIC	XL Capital Ltd	6.500%	Matures 1/15/12	1,227,450
CDSIC	AT&T Corp	8.500%	Matures 11/15/31	891,002
CDSIC	Coca-Cola	5.250%	Matures 5/15/07	799,036
CDSIC	AOL Time Warner	7.625%	Matures 4/15/31	563,942
CDSIC	News America Holdings SR NT	8.500%	Matures 2/15/05	680,234
CDSIC	Alcan Inc	4.875%	Matures 9/15/12	634,472
CDSIC	INCO Ltd	7.750%	Matures 5/15/12	700,095
CDSIC	Masco Corp	5.875%	Matures 7/1512	695,896
CDSIC	AESOP 1998-A1	6.140%	Matures 5/20/06	1,968,102
CDSIC	Weyerhaeuser Company 144A	5.950%	Matures 11/1/08	518,569
CDSIC	Union Pacific Co	6.500%	Matures 4/15/12	684,452
CDSIC	SSBRV 2001-1 A3	4.740%	Matures 2/15/13	1,755,557
CDSIC	RNLT 2001-1 A4	5.630%	Matures 9/15/15	1,145,460
CDSIC	Sears Roebuck Acceptance	6.700%	Matures 4/15/12	521,712
CDSIC	Wal-Mart Stores Inc	4.375%	Matures 7/12/07	792,834
CDSIC	Kroger Co	6.200%	Matures 6/15/12	668,139
CDSIC	Baker Hughes Inc	6.875%	Matures 1/15/29	732,722
CDSIC	France Telecom	9.250%	Matures 3/1/11	284,482
CDSIC	Verizon Global Funding Corp	7.375%	Matures 9/1/12	219,643
CDSIC	Verizon Global Funding	7.750%	Matures 12/1/30	298,251
CDSIC	Verizon Florida Inc	6.125%	Matures 1/15/13	394,383
CDSIC	Viacom Inc	5.625%	Matures 8/15/12	376,602
CDSIC	UST Inc 144A	6.625%	Matures 7/15/12	742,463
Total noncredit card backed taxable bonds				457,348,720
SP SIC Pool	Fed Natl Mtg Assn 96-28PE	6.500%	Matures 3/25/20	970,746
SP SIC Pool	FHR 1628GC	5.850%	Matures 8/15/19	35,822
SP SIC Pool	FHR 1666 E	6.000%	Matures 12/15/19	67,577
SP SIC Pool	FHR 2296 PB	6.500%	Matures 3/15/31	7,935,054
SP SIC Pool	FHR 2378 PN	5.000%	Matures 7/15/11	9,922,847
SP SIC Pool	FHR 2439 KD	5.500%	Matures 6/15/22	11,497,811
SP SIC Pool	FHR 2500 GC	5.500%	Matures 1/15/15	3,557,341
SP SIC Pool	FNMA 99-31 KA	6.000%	Matures 6/25/11	658,132
SP SIC Pool	FNR 1996 53 PD	6.500%	Matures 6/18/10	1,581,717
SP SIC Pool	FNR 1997 84 PB	5.500%	Matures 1/25/08	2,444,174
SP SIC Pool	FNR 2002 43 A	6.000%	Matures 6/25/16	3,672,242
SP SIC Pool	GNR 2001 6 PB	6.500%	Matures 10/20/27	9,396,455
SP SIC Pool	GNR 2002 45 QX	5.500%	Matures 1/20/26	7,106,474
CDSIC	FannieMae Strip #322 2	6.000%	Matures 4/1/32	191,868
CDSIC	FHR 2457 PC	6.500%	Matures 3/15/28	2,211,412
CDSIC	FNR 98-W8 A6	5.875%	Matures 9/25/28	1,529,613
CDSIC	FNS 319 2	6.500%	Matures 2/1/32	207,209
CDSIC	FNW 2002 W5 A15	5.500%	Matures 5/25/28	2,447,006
CDSIC	FSPC T-31 A6	6.502%	Matures 11/25/30	1,981,126
Total U.S. agency-backed collateralized mortgage obligations				67,414,625

(Continued)

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset			Current value
SP SIC Pool	ACMMT 96-A A1	6.000%	Matures 11/15/05	$ 1,533,823
SP SIC Pool	AMXCA 1999-2 A	5.950%	Matures 12/15/06	3,864,239
SP SIC Pool	AMXCA 2000-1 A	7.200%	Matures 9/17/07	4,545,496
SP SIC Pool	AMXMT 1998-1A	5.900%	Matures 4/15/04	3,249,408
SP SIC Pool	BOIT 2002 A3 A3	3.590%	Matures 5/15/10	2,784,969
SP SIC Pool	BOIT 2002 A4 A4	2.940%	Matures 6/16/08	6,087,955
SP SIC Pool	CCIMT 1999-2 A	5.875%	Matures 3/10/11	5,141,589
SP SIC Pool	CCIMT 97-6	17.400%	Matures 8/15/06	886,566
SP SIC Pool	CCIMT 98-2 A	6.050%	Matures 1/15/10	6,263,773
SP SIC Pool	CCIMT 98-3A	5.800%	Matures 2/7/05	3,277,252
SP SIC Pool	CCIMT 99-1 A	5.500%	Matures 2/15/06	969,910
SP SIC Pool	CHAMT 1998-3 A	6.000%	Matures 8/15/5	925,353
SP SIC Pool	CHEMT 1996-2 A	5.980%	Matures 9/15/08	3,443,145
SP SIC Pool	CHEMT 1996-3 A	7.090%	Matures 2/15/09	5,205,791
SP SIC Pool	DCMT 1993-3A	6.200%	Matures 5/16/06	955,019
SP SIC Pool	DCMT 1998-6 A	5.850%	Matures 1/17/06	956,954
SP SIC Pool	DCMT 2001 5 A	5.300%	Matures 11/15/06	552,323
SP SIC Pool	DHMT 1998-1A	5.900%	Matures 5/25/06	2,335,478
SP SIC Pool	FCCMT 2000-C A	7.020%	Matures 2/15/08	2,290,366
SP SIC Pool	HPLCC 2002 1 A	5.500%	Matures 1/18/11	3,227,283
SP SIC Pool	MBNAM 1997-1 A	6.550%	Matures 1/15/07	1,472,931
SP SIC Pool	MBNAM 1998-J A	5.250%	Matures 2/15/06	2,811,462
SP SIC Pool	MBNAM 1998-D A	5.800%	Matures 12/15/05	934,424
SP SIC Pool	MBNAM 1999-B A	5.900%	Matures 8/15/11	7,409,686
SP SIC Pool	MBNAM 1999-J A	7.000%	Matures 2/15/12	7,426,123
SP SIC Pool	MBNAN 2000-E A	7.800%	Matures 10/15/12	4,392,136
SP SIC Pool	NBCMT 1993-2 A	6.000%	Matures 12/15/05	952,544
SP SIC Pool	PCCMT 2000-1 A	6.700%	Matures 10/15/09	5,225,592
SP SIC Pool	SCAMT 1996-3A	7.000%	Matures 7/15/08	3,016,949
SP SIC Pool	SCAMT 99-1 A	5.650%	Matures 3/17/09	3,786,273
SP SIC Pool	SCCMT 1993-2 A	5.950%	Matures 10/7/04	2,473,004
SP SIC Pool	SCCMT 1995-9 A	6.550%	Matures 10/7/07	2,910,569
SP SIC Pool	WFNMT 1996-B A	6.950%	Matures 4/15/06	932,492
SP SIC Pool	American Express	5.500%	Matures 9/12/06	2,995,476
SP SIC Pool	American General Fin	5.875%	Matures 7/14/06	1,976,618
SP SIC Pool	Aristar Inc	7.250%	Matures 6/15/06	3,723,874
SP SIC Pool	Associates Corp NA SR NTS	6.875%	Matures 2/1/03	941,030
SP SIC Pool	Associates Corp of North America	5.750%	Matures 11/1/03	951,747
SP SIC Pool	Associates Corp SR Mtn	6.490%	Matures 6/27/03	943,018
SP SIC Pool	CIT Group	6.500%	Matures 2/7/06	938,659
SP SIC Pool	Commercial Credit Co NTS	7.750%	Matures 3/1/05	1,031,169
SP SIC Pool	General Elec Cap Corp NT	8.850%	Matures 4/1/05	1,054,224
SP SIC Pool	General Electric Cap	8.500%	Matures 7/24/08	5,715,560
SP SIC Pool	General Electric Capital Corp NT	7.375%	Matures 1/19/10	1,077,881
SP SIC Pool	Heller Financial SNR NTS	6.000%	Matures 3/19/04	970,021
SP SIC Pool	Household Finance Corporation	7.000%	Matures 8/1/03	1,050,545
CDSIC	CCCIT 2000-A3 A3	6.875%	Matures 11/15/09	2,457,556
CDSIC	MBNAM 1998 E A	2.005%	Matures 9/15/10	938,814
CDSIC	MBNAM 1999 C B 144A FRN	1.780%	Matures 5/17/04	1,370,059
CDSIC	CIT Group Holdings SNR NTS	7.125%	Matures 10/15/04	282,229
CDSIC	CIT Group Holdings	7.750%	Matures 4/2/12	493,503
CDSIC	Countrywide Home Loans	5.500%	Matures 2/1/07	1,116,587
CDSIC	General Electric Capital Corp	6.000%	Matures 6/15/12	650,151
CDSIC	Household Finance Corporation	5.750%	Matures 1/30/07	248,710
CDSIC	Intl Lease Finance	6.375%	Matures 3/15/09	744,444
CDSIC	PHH Corp Mtn	8.125%	Matures 2/3/03	489,827
CDSIC	Wells Fargo Financial	5.500%	Matures 8/1/12	931,473
Total credit card backed taxable bonds				135,334,052

(Continued)

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset			Current value
SP SIC Pool	FHLMC 15YR Gold EO-0584	6.000%	Matures 11/1/13	$ 469,780
SP SIC Pool	FHLMC 15YR Gold E7-4373	6.000%	Matures 1/1/14	952,394
SP SIC Pool	FHLMC 15YR Gold E6-8269	6.000%	Matures 11/1/12	139,381
SP SIC Pool	FHLMC 15YR Gold E7-4577	6.000%	Matures 1/1/14	259,976
SP SIC Pool	FNMA 15YR 482540	6.000%	Matures 2/1/14	333,313
SP SIC Pool	FNMA 15YR 483928	6.000%	Matures 2/1/14	41,026
SP SIC Pool	FNMA 15YR 444909	6.000%	Matures 2/1/14	333,828
SP SIC Pool	FNMA 15YR 252345	6.000%	Matures 2/1/14	398,056
SP SIC Pool	FNMA 15YR 485663	6.000%	Matures 2/1/14	624,672
SP SIC Pool	Fannie Mae	3.875%	Matures 3/15/05	3,366,199
SP SIC Pool	Fed Natl Mtg Assn	zero coupon	Matures 1/24/03	1,639,913
SP SIC Pool	Federal National Mortgage Association 3.	3.500%	Matures 9/15/04	6,645,913
SP SIC Pool	FHLMC	3.500%	Matures 9/15/03	1,402,698
SP SIC Pool	FHLMC	4.500%	Matures 6/15/03	1,853,209
SP SIC Pool	FNMA	4.000%	Matures 8/15/03	1,410,910
SP SIC Pool	FNMA	3.125%	Matures 11/15/03	3,253,207
SP SIC Pool	FNMA Benchmark NTS	5.125%	Matures 2/13/04	1,933,116
SP SIC Pool	Tenn Valley Auth Global	6.375%	Matures 6/15/05	2,987,379
SP SIC Pool	Tennessee Valley Strip	zero coupon	Matures 5/1/03	1,639,570
CDSIC	Fed Natl Mortg Assn 407457	9.000%	Matures 6/1/17	546,712
CDSIC	FHLMC Gold C3-2195	6.000%	Matures 10/1/29	150,963
CDSIC	FHLMC Gold C2-8639	6.000%	Matures 7/1/29	1,069,977
CDSIC	FHLMC Gold C2-9471	6.000%	Matures 8/1/29	731,915
CDSIC	FHLMC Gold C6-8205	7.000%	Matures 6/1/32	1,982,901
CDSIC	FHLMC Gold C6-8248	7.000%	Matures 6/1/32	999,344
CDSIC	FHLMC Gold E8-8320	6.000%	Matures 3/1/17	2,598,241
CDSIC	FHLMC Gold E8-8578	6.000%	Matures 3/1/17	1,078,063
CDSIC	FHLMC Gold E0-1137	6.000%	Matures 3/1/17	1,152,126
CDSIC	FHLMC 7YR Balloon M8-0714	5.000%	Matures 12/01/08	2,000,577
CDSIC	FNMA 15 YR 254443	6.000%	Matures 9/1/17	3,532,154
CDSIC	FNMA 15 YR 323322	6.000%	Matures 10/1/13	1,131,080
CDSIC	FNMA 15 YR 357280	6.500%	Matures 5/1/17	2,458,471
CDSIC	FNMA 15 YR 545955	6.000%	Matures 9/1/17	4,480,391
CDSIC	FNMA 15 YR 575146	6.000%	Matures 4/1/16	707,891
CDSIC	FNMA 15 YR 575158	6.000%	Matures 5/1/16	723,743
CDSIC	FNMA 15 YR 535301	6.500%	Matures 4/1/15	1,154,151
CDSIC	FNMA 15 YR 576334	6.000%	Matures 3/1/16	11,329
CDSIC	FNMA 15 YR TBA	6.500%	Matures 1/1/18	2,295,536
CDSIC	FNMA 15 YR TBA	5.500%	Matures 1/1/18	1,814,360
CDSIC	FNMA 30 YR 432088	6.000%	Matures 7/1/28	56,389
CDSIC	FNMA 30 YR 431213	6.000%	Matures 6/1/28	315,501
CDSIC	FNMA 30 YR 421051	6.000%	Matures 4/1/28	450,885
CDSIC	FNMA 30 YR 436865	6.000%	Matures 8/1/28	429,977
CDSIC	FNMA 30 YR 439478	6.000%	Matures 8/1/28	56,192
CDSIC	FNMA 30 YR 443665	6.000%	Matures 12/1/28	335,212
CDSIC	FNMA 30 YR 444594	6.000%	Matures 9/1/28	214,228
CDSIC	FNMA 30 YR 443981	6.000%	Matures 9/1/28	87,544
CDSIC	FNMA 30 YR 481067	6.000%	Matures 1/1/29	1,435,535
CDSIC	FNMA 30 YR 456140	6.000%	Matures 1/1/29	536,798
CDSIC	FNMA 30 YR 479120	6.000%	Matures 1/1/29	459,332
CDSIC	FNMA 30 YR 504984	7.000%	Matures 8/1/29	146,450
CDSIC	FNMA 30 YR 535811	6.500%	Matures 4/1/31	1,222,530
CDSIC	FNMA 30 YR 449197	6.000%	Matures 12/1/28	3,905,884
CDSIC	FNMA 30 YR 252233	6.000%	Matures 11/1/28	622,872
CDSIC	FNMA 30 YR 650075	6.500%	Matures 7/1/32	1,492,704
CDSIC	FNMA 30 YR 254550	6.500%	Matures 12/1/32	425,867
CDSIC	FNMA 30 YR TBA	5.500%	Matures 1/1/33	5,049,096
CDSIC	FNMA 30 YR TBA	6.500%	Matures 1/1/33	729,413
CDSIC	GNMA 15 YR 781312X	7.000%	Matures 12/15/13	1,291,831
CDSIC	GNMA 15 YR 780766X	7.000%	Matures 3/15/13	444,725
CDSIC	GNMA 30 YR 030596X	9.500%	Matures 8/15/09	46,440
CDSIC	GNMA 30 YR 404230X	6.500%	Matures 7/15/28	90,047

(Continued)

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset			Current value
CDSIC	GNMA 30 YR 404210X	6.500%	Matures 7/15/28	$ 223,492
CDSIC	GNMA 30 YR 404215X	6.500%	Matures 7/15/28	99,732
CDSIC	GNMA 30 YR 034260X	9.500%	Matures 7/15/09	111,360
CDSIC	GNMA 30 YR 035820X	9.500%	Matures 10/15/09	121,655
CDSIC	GNMA 30 YR 467089X	6.500%	Matures 7/15/28	266,197
CDSIC	GNMA 30 YR 467094X	6.500%	Matures 7/15/28	152,475
CDSIC	GNMA 30 YR 469128X	6.500%	Matures 2/15/28	89,055
CDSIC	GNMA 30 YR 471719X	6.500%	Matures 7/15/28	237,606
CDSIC	GNMA 30 YR 414058X	8.000%	Matures 7/15/25	60,508
CDSIC	GNMA 30 YR 410041X	8.000%	Matures 6/15/25	94,995
CDSIC	GNMA 30 YR 407628X	8.000%	Matures 7/15/25	1,111
CDSIC	GNMA 30 YR 394440X	8.000%	Matures 7/15/25	205,499
CDSIC	GNMA 30 YR 334777X	7.500%	Matures 8/15/25	2,685
CDSIC	GNMA 30 YR 414842X	7.500%	Matures 11/15/25	9,042
CDSIC	GNMA 30YR 408776X	7.500%	Matures 9/15/25	18,939
CDSIC	GNMA 30 YR 402719X	7.500%	Matures 9/15/25	20,759
CDSIC	GNMA 30 YR 413132X	7.500%	Matures 9/15/25	42,055
CDSIC	GNMA 30 YR 419865X	7.500%	Matures 11/15/25	16,753
CDSIC	GNMA 30 YR 415757X	7.500%	Matures 11/15/25	31,149
CDSIC	GNMA 30 YR 780220X	7.500%	Matures 8/15/25	182,000
CDSIC	GNMA 30 YR 365471X	7.500%	Matures 10/15/25	85,657
CDSIC	GNMA 30 YR 379650X	7.500%	Matures 8/15/25	103,036
CDSIC	GNMA 30 YR 418755X	7.500%	Matures 11/15/25	93,494
CDSIC	GNMA 30YR 413151X	7.500%	Matures 10/15/25	67,016
CDSIC	GNMA 30 YR 404229X	6.500%	Matures 7/15/28	221,903
CDSIC	GNMA 30 YR 781129X	7.000%	Matures 11/15/28	4,373,057
CDSIC	GNMA 30 YR 486873X	6.500%	Matures 1/15/29	1,503,981
CDSIC	GNMA I TBA	5.500%	Matures 1/1/33	2,481,441
CDSIC	GNMA I TBA	7.500%	Matures 1/1/33	2,123,228
CDSIC	GNMA II TBA	6.000%	Matures 1/1/33	8,910,454
CDSIC	GNMA II TBA	6.500%	Matures 1/1/33	919,940
CDSIC	GNMA II 30 YR 003286M	6.500%	Matures 9/15/32	2,463,487
CDSIC	GNMA II 30 YR 003053M	6.500%	Matures 3/20/31	241,911
CDSIC	Govt Natl Mort Assn 405829X	9.000%	Matures 1/15/25	9,821
CDSIC	Govt Natl Mort Assn 365324X	9.000%	Matures 4/15/25	20,947
CDSIC	Govt Natl Mortg Assn 394403X	9.000%	Matures 3/15/25	14,360
CDSIC	Govt Natl Mortg Assn 401779X	9.000%	Matures 1/15/25	9,956
CDSIC	Govt Natl Mortg Assn 392427X	9.000%	Matures 7/15/24	11,557
CDSIC	Govt Natl Mortg Assn 392712X	9.000%	Matures 11/15/24	850
CDSIC	Govt Natl Mortg Assn 030937X	9.500%	Matures 7/15/09	36,290
CDSIC	Govt Natl Mortg Assn 404683X	9.000%	Matures 9/15/24	18,085
CDSIC	Govt Natl Mortg Assn 033287X	9.500%	Matures 8/15/09	2,739
CDSIC	Govt Natl Mortg Assn 405784X	9.000%	Matures 10/15/24	20,243
CDSIC	Govt Natl Mortg Assn 032836X	9.000%	Matures 9/15/09	1,668
CDSIC	Govt Natl Mortg Assn 185467X	9.500%	Matures 2/15/19	8,248
CDSIC	Govt Natl Mortg Assn 162659X	9.500%	Matures 10/15/19	3,303
CDSIC	Govt Natl Mortg Assn 405430X	9.000%	Matures 3/15/25	22,528
CDSIC	Govt Natl Mortg Assn 386988X	9.000%	Matures 2/15/25	18,122
CDSIC	Govt Natl Mortg Assn 396494X	9.000%	Matures 1/15/25	16,440
CDSIC	Govt Natl Mortg Assn 178403X	9.500%	Matures 10/15/20	19,517
CDSIC	Govt Natl Mortg Assn 405828X	9.000%	Matures 1/15/25	5,553
CDSIC	Govt Natl Mortg Assn 408092X	9.000%	Matures 2/15/25	10,227
CDSIC	Govt Natl Mortg Assn 411313X	9.000%	Matures 4/15/25	7,311
CDSIC	Govt Natl Mortg Assn 268444X	9.500%	Matures 10/15/19	1,912
CDSIC	Govt Natl Mortg Assn 163253X	9.500%	Matures 8/15/20	7,816
CDSIC	Govt Natl Mortg Assn 294660X	9.500%	Matures 10/15/20	4,486
CDSIC	Govt Natl Mortg Assn 272790X	9.500%	Matures 2/15/19	27,149
CDSIC	Govt Natl Mortg Assn 277409X	9.500%	Matures 8/15/19	18,177
CDSIC	Govt Natl Mortg Assn 280406X	9.500%	Matures 6/15/19	491
CDSIC	Govt Natl Mortg Assn 286907X	9.500%	Matures 10/15/20	14,804
CDSIC	Govt Natl Mortg Assn 287879X	9.500%	Matures 4/15/20	12,392
CDSIC	Govt Natl Mortg Assn 288487X	9.500%	Matures 9/15/20	5,000

(Continued)

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset			Current value
CDSIC	Govt Natl Mortg Assn 251288X	9.500%	Matures 1/15/19	$ 8,976
CDSIC	Govt Natl Mortg Assn 290217X	9.500%	Matures 9/15/20	9,844
CDSIC	Govt Natl Mortg Assn 290228X	9.500%	Matures 10/15/20	12,018
CDSIC	Govt Natl Mortg Assn 291017X	9.500%	Matures 9/15/20	4,354
CDSIC	Govt Natl Mortg Assn 291239X	9.500%	Matures 10/15/20	27,326
CDSIC	Govt Natl Mortg Assn 286946X	9.500%	Matures 9/15/20	3,336
CDSIC	Govt Natl Mortg Assn 292445X	9.500%	Matures 9/15/20	30,145
CDSIC	Govt Natl Mortg Assn 288964X	9.500%	Matures 4/15/20	2,881
CDSIC	Govt Natl Mortg Assn 780074X	9.000%	Matures 12/15/22	168,371
CDSIC	Govt Natl Mortg Assn 780015X	9.000%	Matures 11/15/24	47,919
CDSIC	Govt Natl Mortg Assn 362313X	9.000%	Matures 7/15/24	26,906
CDSIC	Govt Natl Mortg Assn 370804X	9.000%	Matures 8/15/24	36,598
CDSIC	Govt Natl Mortg Assn 354579X	9.000%	Matures 4/15/23	63,777
CDSIC	Govt Natl Mortg Assn 389976X	9.000%	Matures 6/15/24	26,518
CDSIC	Govt Natl Mortg Assn 392381X	9.000%	Matures 6/15/24	11,835
CDSIC	Govt Natl Mortg Assn 294902X	9.500%	Matures 9/15/20	10,273
CDSIC	Govt Natl Mortg Assn 297473X	9.500%	Matures 10/15/20	1,492
CDSIC	Govt Natl Mortg Assn 203847X	9.500%	Matures 12/15/18	5,665
CDSIC	Govt Natl Mortg Assn 1 295039X	9.500%	Matures 10/15/20	873
CDSIC	Govt Natl Mortg Assn I 380673X	8.500%	Matures 12/15/24	27,251
CDSIC	Govt Natl Mortg Assn I 292918X	9.500%	Matures 9/15/20	9,919
CDSIC	Govt Natl Mortg Assn I 294738X	9.500%	Matures 9/15/20	21,837
CDSIC	Govt Natl Mortg Assn I 289379X	9.500%	Matures 8/15/20	1,735
CDSIC	Govt Natl Mortg Assn I 290226X	9.500%	Matures 9/15/20	994
CDSIC	Govt Natl Mortg Assn I 389628X	8.500%	Matures 10/15/24	76,548
CDSIC	Govt Natl Mortg Assn I 404122X	8.000%	Matures 7/15/25	90,988
CDSIC	Govt Natl Mortg Assn II 002271M	8.500%	Matures 8/20/26	55,401
CDSIC	Govt Natl Mortg Assn II 002306M	8.500%	Matures 10/20/26	186,774
CDSIC	Govt Natl Mortg Assn II 002038M	8.500%	Matures 7/20/25	19,349
CDSIC	Fed Hm Ln Bk Bd	5.800%	Matures 9/2/08	3,378,200
CDSIC	Fannie Mae	5.250%	Matures 8/1/12	874,909
CDSIC	FHLMC	6.750%	Matures 3/15/31	643,423
CDSIC	FHLMC	4.875%	Matures 3/15/07	3,365,684
CDSIC	Freddie Mac	6.250%	Matures 7/15/32	587,135
CDSIC	Freddie Mac	5.750%	Matures 1/15/12	379,260
CDSIC	Freddie Mac	5.125%	Matures 7/15/12	3,371,212
CDSIC	US Treasury NT	4.250%	Matures 11/15/03	7,278,791
CDSIC	Treasury Infl Indx	3.875%	Matures 1/15/09	4,963,646
CDSIC	US Treasury Bonds	7.250%	Matures 5/15/16	1,530,132
CDSIC	US Treasury Bonds	6.250%	Matures 8/15/23	2,547,419
CDSIC	US Treasury Notes	6.500%	Matures 8/15/05	9,128,615
CDSIC	United States Treasury	4.875%	Matures 2/15/12	196,441
CDSIC	United States Treasury	3.500%	Matures 11/15/06	6,150,538
CDSIC	US Treasury	6.500%	Matures 2/15/10	517,378
CDSIC	US Treasury	6.250%	Matures 5/15/30	6,344,347
CDSIC	US Treasury	5.375%	Matures 2/15/31	313,920
CDSIC	US Treasury	5.000%	Matures 8/15/11	432,433
CDSIC	US Treasury Bonds	6.125%	Matures 11/15/27	1,716,420
CDSIC	US Treasury Note	5.875%	Matures 11/15/04	3,633,995
CDSIC	US Treasury Note	4.750%	Matures 11/15/08	14,577,328
CDSIC	US Treasury Notes	6.500%	Matures 11/15/26	2,067,554
Total government agency nontaxable bonds				181,064,271
SP SIC Pool	Government Trust Certificate Ser T-4	zero coupon	Matures 11/15/03	5,394,658
SP SIC Pool	Govt Trust Cert Ser 2-F	zero coupon	Matures 5/15/04	2,054,049
SP SIC Pool	Govt Trust Ctfs Zero Cpn	zero coupon	Matures 5/15/03	906,039
Total government trust certificates				8,354,746

(Continued)

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of asset		Current value
Bank of America 00-062	Wrap Agreement		$ (6,751,191)
Monumental Life BDA188TR	Wrap Agreement		(6,751,173)
Rabobank JCPE089601	Wrap Agreement		(6,754,154)
State Street Bank *	Wrap Agreement		(12,470,731)
UBS AG – 3020	Wrap Agreement		(6,751,190)
Total wrap agreements			(39,478,439)
Participant Loans	Interest rates ranged from 5.25% to 5.75% charged during the Plan year.		88,086,853
Funds held with insurance companies			
Canada Life Assurance (P-50201)	Guaranteed Investment Contract	6.08%	12,275,199
Canada Life Assurance (P-50202)	Guaranteed Investment Contract	6.12%	12,143,119
Canada Life Assurance (P-50203)	Guaranteed Investment Contract	5.90%	12,062,826
GE Capital (GS - 3728)	Guaranteed Investment Contract	5.62%	9,437,731
GE Life & Annuity (GS - 3360)	Guaranteed Investment Contract	7.14%	13,570,163
GE Life & Annuity (GS - 3716)	Guaranteed Investment Contract	6.00%	9,527,195
GE Life & Annuity (GS - 3762)	Guaranteed Investment Contract	4.65%	6,040,459
GE Life & Annuity (GS - 3763)	Guaranteed Investment Contract	4.50%	6,036,780
GE Life & Annuity (GS - 3359)	Guaranteed Investment Contract	7.11%	13,558,288
Pacific Life - G-26604.01	Guaranteed Investment Contract	7.62%	13,065,202
Pacific Life - G-26604.02	Guaranteed Investment Contract	7.15%	12,765,438
Pacific Life - G-26604.03	Guaranteed Investment Contract	5.77%	12,207,699
Pacific Life - G-26604.04	Guaranteed Investment Contract	5.69%	11,793,636
Protective Life - GA-1669	Guaranteed Investment Contract	7.78%	13,114,755
Travelers - GR-17761	Guaranteed Investment Contract	7.11%	12,756,326
Travelers - GR-17847	Guaranteed Investment Contract	6.25%	12,315,701
Travelers - GR-18305	Guaranteed Investment Contract	5.18%	8,438,843
Travelers - GR-18347	Guaranteed Investment Contract	5.13%	9,346,892
New York Life - 31116	Guaranteed Investment Contract	7.40%	13,291,037
New York Life - 31116-002	Guaranteed Investment Contract	7.27%	12,823,650
New York Life - 31116-003	Guaranteed Investment Contract	6.15%	12,293,037
New York Life - 31317	Guaranteed Investment Contract	5.73%	11,800,618
Metropolitan 25647	Guaranteed Investment Contract	7.16%	12,791,450
Total guaranteed investment contracts			263,456,046
Total investments			$ 2,885,395,303

*Party-in-interest transactions.

Note: Historical cost information is not provided as all investments are participant directed.

See accompanying independent auditors' report.

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule H, Line 4(j)–Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Expenses incurred in connection with the transaction	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Purchases:								
State Street Bank & Trust Co.*	Short-term investment fund $1 per share	117	$ 222,238,304	$ —	$ —	$ 222,238,304	$ 222,238,304	$ —
Sales:								
State Street Bank & Trust Co.*	Short-term investment fund $1 per share	133	—	221,495,424	—	221,495,424	221,495,424	—

*Party-in-interest transactions.

See accompanying independent auditors' report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: 

Bruce A. Hill
Chairman of Benefits Administration Committee

June 27, 2003

INDEPENDENT AUDITORS' CONSENT

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee
Benefits Administration Committee, and the
Human Resources Committee

We consent to the incorporation by reference in the registration statements (Nos. 33-24462, 33-56993, 33-59666, 333-33343-99) on Form S-8 of J. C. Penney Company, Inc. of our report dated May 28, 2003 relating to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits and related schedules for the years then ended, which report appears in the December 31, 2002 annual report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

Dallas, Texas
June 27, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in connection with the Annual Report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan ("Plan") for the period ended December 31, 2002 ("Annual Report") that, to his knowledge, the Annual Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Form 11-K.

By: 

Bruce A. Hill
Chairman of Benefits Administration Committee

June 27, 2003